UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-13221

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(k) STOCK PURCHASE PLAN

FOR EMPLOYEES OF CULLEN/FROST

BANKERS, INC. AND ITS AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.

100 W. Houston Street

San Antonio, TX 78205

Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of

    The 401(k) Stock Purchase Plan for Employees of

    Cullen/Frost Bankers, Inc. and Its Affiliates

We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Antonio, Texas
June 25, 2010

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Participant-directed investments, at fair value	$315,947,217	$281,701,327
Receivables:
Employer contributions	633,078	626,870
Participant contributions	424,297	403,506

Net assets available for benefits	$317,004,592	$282,731,703

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Additions:
Interest income on investments	$657,773	$766,524
Dividend income on investments	7,196,287	7,649,126
Net appreciation in fair value of investments	19,014,790	—
Contributions:
Employer—cash	4,049,256	9,262,062
Employer—company stock	5,650,172	—
Participant	13,445,905	12,828,120
Participant roll-overs	587,067	807,067

Total additions	50,601,250	31,312,899

Deductions:
Benefits paid to participants	16,153,142	18,165,152
Net depreciation in fair value of investments	—	40,006,470
Administrative fees	175,219	179,077

Total deductions	16,328,361	58,350,699

Net increase (decrease)	34,272,889	(27,037,800)
Net assets available for benefits:
Beginning of year	282,731,703	309,769,503

End of year	$317,004,592	$282,731,703

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements

December 31, 2009 and 2008

1. Significant Accounting Policies

Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting. Benefits are recorded when paid.

Accounting Standards Codification. The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way plans refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

New Accounting Standards. ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures About Fair Value Measurements.” ASU 2010-06 requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) company’s should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required for the Plan beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for the Plan on January 1, 2010.

FSP 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

ASU No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 8 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Investments. The Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI), mutual funds, common/collective trusts and loans to participants. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Investments in common/collective trusts are stated at fair value as determined by the issuer based on the fair value of the underlying investments. Changes in fair value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation or net depreciation in fair value of investments. Loans to participants are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 50% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must contribute to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. Prior to June 1, 2009 the CFBI matching contribution was made in cash, thereafter, the CFBI matching contribution was made in CFBI stock. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after such contributions are allocated to the participant’s account.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) CFBI’s contributions and (b) plan earnings and charged with applicable administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting. Participants are immediately vested in all contributions (both those made by the participant and by CFBI) plus actual earnings thereon.

Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.

Payment of Benefits. In the event of disability, retirement or death, a participant or the participant’s beneficiary will receive a lump-sum payment equal to the amount of the participant’s vested account in the Plan and all amounts that have been allocated to the participant’s plan account. In the event of termination of employment for any other reason, the participant is entitled to the vested portion of the participant’s account in the Plan and all vested amounts that have been allocated to the participant’s Plan account. Terminated participants are required to take a distribution upon reaching the age of 65. Active participants have the option at age 70 1/2 as to whether or not they wish to begin minimum required distributions.

Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the financial statements to the amount reported in the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$317,004,592	$282,731,703
Amounts allocated to withdrawing participants	—	—

Net assets available for benefits per the Form 5500	$317,004,592	$282,731,703

The following is a reconciliation of benefits paid to participants per the financial statements to the amount reported in the Form 5500:

	December 31,
	2009	2008
Benefits paid to participants per the financial statements	$16,153,142	$18,165,152
Amounts allocated to withdrawing participants at the end of the year	—	—
Amounts allocated to withdrawing participants at the end of the prior year	—	(126,746)

Benefits paid to participants per the Form 5500	$16,153,142	$18,038,406

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

4. Income Tax Status

The Plan has received a determination letter from the IRS dated December 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this determination by the IRS, however, the Plan administrator does not believe the amendments affect the Plan’s tax-qualified status. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Investments

The following presents individual investments that represent 5% or more of the Plan’s net assets at year end:

	December 31,
	2009	2008
Cullen/Frost Bankers, Inc. common stock	$168,104,996	$164,851,463
AIM STIT Liquid Assets Fund	24,293,010	23,423,551

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2009 and 2008, as follows:

	2009	2008
Common/collective trusts	$3,455,475	$(6,029,938)
Mutual funds	16,207,771	(34,919,576)
Common stock	(648,456)	943,044

	$19,014,790	$(40,006,470)

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the Trustee, Frost National Bank; the Plan administrator/custodian, The Hartford Retirement Services, LLC (“Hartford”), Reliance Trust Company and CFBI and its Affiliates, qualify as party-in-interest transactions

Plan assets are held and managed by the Trustee and the Plan administrator. The Trustee invests cash received, interest and dividend income as directed by the participants of the Plan. The Plan administrator also makes distributions to participants.

Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.

7. Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

8. Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures” (FASB ASC 820 formerly referenced as Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”). FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described below. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at measurement date.

Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value, based on a quoted market price, of shares held by the Plan at year end. Common/collective trusts are valued at the net asset value, using the practical expedient as allowed under ASC Topic 820 ASU 2009-12, of shares held by the Plan at year end. Loans are valued at amortized cost, which approximates fair value.

Mutual funds and common/collective trusts include various equity, fixed-income and blended funds with varying investment strategies. The investment objective of equity funds is long-term capital appreciation with current income. The investment objective of fixed-income funds is to maximize investment return while preserving investment principal. The investment objective of common/collective trusts is total return through current income and capital appreciation. There are no redemption restrictions at the plan level for common/collective trusts.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table outlines the level within the fair value hierarchy, which the Fund’s investments are measured as of December 31, 2009 and 2008:

	Level 1	Level 2	Level 3	Total
December 31, 2009
Common stock	$168,104,996	$—	$—	$168,104,996
Participant loans	—	—	11,989,046	11,989,046
Mutual funds:
Equity Funds:
Foreign large blend	13,548,817	—	—	13,548,817
Large growth	19,885,049	—	—	19,885,049
Large value	11,619,049	—	—	11,619,049
Mid-cap growth	6,008,347	—	—	6,008,347
Mid-cap value	7,017,860	—	—	7,017,860
Moderate allocation	10,874,157	—	—	10,874,157
Multi-cap growth	1,387,160	—	—	1,387,160
Real estate	1,440,501	—	—	1,440,501
Small value	603,671	—	—	603,671
Fixed Income:
Inflation protected bond	3,702,820	—	—	3,702,820
Intermediate term bond	9,320,081	—	—	9,320,081
Short term bond	5,570,177	—	—	5,570,177
Money Market Funds	26,986,842	—	—	26,986,842
Common/collective trusts:
Asset allocation	—	9,941,387	—	9,941,387
Domestic equity	—	7,947,257	—	7,947,257

	$286,069,527	$17,888,644	$11,989,046	$315,947,217

	Level 1	Level 2	Level 3	Total
December 31, 2008
Common stock	$164,851,463	$—	$—	$164,851,463
Participant loans	—	—	11,382,090	11,382,090
Mutual funds:
Equity Funds:
Foreign large blend	10,029,453	—	—	10,029,453
Large growth	14,463,711	—	—	14,463,711
Large value	8,357,769	—	—	8,357,769
Mid-cap value	5,200,401	—	—	5,200,401
Moderate allocation	7,690,148	—	—	7,690,148
Mid-cap growth	4,310,765	—	—	4,310,765
Multi-cap growth	1,669,880	—	—	1,669,880
Real estate	800,500	—	—	800,500
Fixed Income:
Inflation protected bond	2,829,057	—	—	2,829,057
Intermediate term bond	6,324,845	—	—	6,324,845
Short term bond	3,513,860	—	—	3,513,860
Money Market Funds	25,822,446	—	—	25,822,446
Common/collective trusts:
Asset allocation	—	8,242,668	—	8,242,668
Domestic equity	—	6,212,271	—	6,212,271

	$255,864,298	$14,454,939	$11,382,090	$281,701,327

The following table outlines the change in reported fair value of participant loans, the Plan’s only assets valued using level 3 inputs.

	2009	2008
Fair value at January 1	$11,382,090	$11,776,526
Net issuances, distributions and settlements	606,956	(394,436)

Fair value at December 31	$11,989,046	$11,382,090

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Date	Current Value

Common Stock
*Cullen/Frost Bankers, Inc.	3,362,389 shares	$168,104,996

*Participant Loans	Interest rates ranging from 3.25% to 9.5%; varying maturity dates	11,989,046

Common Collective Trusts
Invesco Aggressive Asset Allocation Trust	96,415 shares	2,677,452
Invesco Conservative Asset Allocation Trust	59,700 shares	1,770,705
Invesco 500 Index Trust	249,521 shares	7,947,257
Invesco Moderate Assets Allocation Trust	182,681 shares	5,493,230

		17,888,644

Mutual Funds
AIM Real Estate Fund	81,064 shares	1,440,501
AIM STIT Liquid Assets Fund	24,293,010 shares	24,293,010
AIM STIT Treasury Fund	2,693,832 shares	2,693,832
American Beacon Large Cap Value Fund	337,786 shares	5,546,443
American Funds AMCAP Fund	459,103 shares	7,621,117
American Balanced Fund	555,807 shares	9,009,638
Bridgeway Aggressive Investors II Fund	109,570 shares	1,387,160
Goldman Sachs Mid Cap Value Fund	242,162 shares	7,017,860
MFS Value Fund	37,207 shares	770,926
PIMCO Real Return Fund	343,171 shares	3,702,820
T Rowe Price Mid Cap Growth Adv Fund	17,684 shares	827,083
Victory Small Company Opportunity Funds	24,351 shares	603,671
*Frost Core Growth Equity Fund	1,454,796 shares	12,263,932
*Frost Dividend Value Equity	181,337 shares	1,515,976
*Frost Small Cap Equity Fund	672,019 shares	5,181,264
*Frost International Equity Fund	1,723,768 shares	13,548,817
*Frost Kemper Multi Cap Deep Value Fund	480,419 shares	3,785,704
*Frost Low Duration Bond Fund	530,493 shares	5,570,177
*Frost Strategic Balanced Fund	197,095 shares	1,864,519
*Frost Total Return Bond Fund	888,473 shares	9,320,081

		117,964,531

		$315,947,217

*	Denotes party-in-interest

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates

Date: June 25, 2010	By:	/s/ Emily Skillman
Plan Administrator, Plan Chief Executive Officer and Plan Chief Financial Officer (Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification